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Exhibit 1

Second Quarter Report 2008

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported second quarter net income of $8.3 million, or $0.06 per share, compared to net income of $37.8 million, or $0.28 per share, in the second quarter of 2007. Gold production at the LaRonde Mine in the second quarter of 2008 was 59,452 ounces compared to 56,392 ounces in the second quarter of 2007. Cash provided from operating activities was $92.8 million in the second quarter of 2008 compared to $79.8 million in the prior year's second quarter.

        Second quarter ore processed was down 2.5% to 662,593 tonnes from 679,765 tonnes in 2008 compared to the same period in 2007.

        The table below summarizes the key variances in net income for the second quarter of 2008 from the net income reported for the same period in 2007.

(millions of dollars)	Second Quarter	Year to Date
Increase in gold revenue	$6.3	$24.6
Increase (decrease) in silver revenues	0.5	(1.6)
Decrease in zinc revenues	(43.3)	(44.7)
Increase in copper revenue	4.0	7.6
Stronger Canadian dollar	(3.4)	(9.9)
Lower (higher) production costs	0.2	(0.8)
Lower income and mining and federal capital taxes	6.2	2.5
Increased corporate costs and other	—	(3.2)

Net negative variance	$(29.5)	$(25.5)

        In the second quarter of 2008, revenues from mining operations decreased to $85.4 million from $117.9 million in the second quarter of 2007. In the second quarter of 2008, there were significant decreases in realized prices and sales volume for zinc when compared to the same period in 2007. This was partially offset by higher realized sales prices for gold, silver and copper. Production commenced at the new Goldex Mine during the second quarter, however, revenues and productions costs were not recognized since commercial production was not yet achieved. The Goldex Mine revenues and production costs were offset against the mineral properties account on the balance sheet and not recognized as part of net income.

        For the full year, gold production from LaRonde, Goldex and Kittila is now forecast to total 300,000 ounces to 320,000 ounces. While LaRonde is operating slightly ahead of plan, the production ramp-up at Goldex has been slower than expected due to the slower than expected commissioning of the production hoist. Also, delays in exotic piping delivery and some mechanical and electrical installations in the Kittila mill are expected to push start-up to the fourth quarter of 2008 rather than September, as previously projected.

        In the second quarter of 2008, total cash costs per ounce increased to $113 per ounce of gold produced from $(699) per ounce in the second quarter of 2007. The main driver leading to the increase in total cash costs for the quarter was lower byproduct zinc revenue.

        Minesite costs per tonne decreased to C$68 in the second quarter of 2008 from C$71 in the second quarter of 2007 due to slightly lower input costs.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Production costs per Consolidated Statements of Income	$46,041	$42,810	$89,692	$78,988
Adjustments:
Byproduct revenues	(39,862)	(78,745)	(102,804)	(141,489)
Inventory adjustment(i)	864	(3,210)	135	6,683
Non-cash reclamation provision	(306)	(280)	(613)	(544)

Cash operating costs	$6,737	$(39,425)	$(13,590)	$(56,362)

Gold production (ounces)	59,452	56,392	110,344	114,980

Total cash costs (per ounce)(ii)	$113	$(699)	$(123)	$(490)

(thousands of dollars, except where noted)	Three months ended June 30, 2008	Three months ended June 30, 2007	Six months ended June 30, 2008	Six months ended June 30, 2007
Production costs per Consolidated Statements of Income	$46,041	$42,810	$89,692	$78,988
Adjustments:
Inventory adjustments(iii)	(1,902)	1,401	(902)	4,895
Non-cash reclamation provision	(306)	(280)	(613)	(544)

Minesite operating costs (US$)	43,833	$43,931	88,177	$83,339

Minesite operating costs (C$)	44,787	$48,037	88,782	$90,719

Tonnes of ore milled (000's tonnes)	663	680	1,339	1,351

Minesite costs per tonne (C$)(iv)	$68	$71	$66	$67

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Liquidity and Capital Resources

        At June 30, 2008, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $150.0 million, while working capital was $218.7 million. At December 31, 2007, the Company had $396.0 million in cash, cash equivalents, short-term investments and restricted cash and $471.6 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $92.8 million in the second quarter of 2008 compared to $79.8 million in the second quarter of 2007.

        For the three months ended June 30, 2008, capital expenditures were $266.6 million compared to $106.4 million in the three months ended June 30, 2007. The significant increase is mainly attributable to the increased capital expenditures on the Meadowbank, Pinos Altos, Kittila and Lapa projects. All of these increased capital expenditures are in line with the Company's primary objective of growth.

        The Company is undertaking its annual life of mine planning exercise based on its most recently published mineral reserves (February 2008). The results are expected to be released in the fourth quarter of 2008. At current currency exchange rates and considering industry-wide cost escalation, capital expenditures over the 2008 to 2010 period could be approximately 40% over the estimates provided in Agnico-Eagle's press release of December 10, 2007. Of this potential increase, approximately 40% would be attributable to the difference in currently prevailing exchange rates, versus the three year trailing average rates that were used in the 2007 forecast. The other 60% would be due to increases in fuel, steel, cement, chemical reagents, engineering and contractor costs, as experienced industry wide.

        On June 26, 2008, the Company made a C$50 million strategic investment in Gold Eagle Mines Limited ("Gold Eagle") through a private placement, purchasing 5,524,862 common shares, or approximately 5.2%, of Gold Eagle for cash consideration of C$9.05 per share. The Gold Eagle common shares were acquired for investment purposes only. The Company has no present intention to acquire further Gold Eagle common shares and may, from time to time, increase or decrease its ownership of or control over securities of Gold Eagle in response to market conditions, the business and prospects of Gold Eagle or other factors.

        As of June 30, 2008, the Company has $225 million in undrawn credit lines. The amount available under the facility is reduced by outstanding letters of credit amounting to $19.5 million, and therefore, the amount available as of June 30, 2008, is approximately $205.5 million. The facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as collateral for pension and environmental obligations decrease the amount available under the facility.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
LaRonde Mine Income and cash flows
Revenues from mining operations	$85,398	$117,935	$204,532	$218,665
Production costs	46,041	42,810	89,692	78,988

Gross profit (exclusive of amortization shown below)	$39,357	$75,125	$114,840	$139,677
Amortization	7,516	7,094	14,546	14,022

Gross profit	$31,841	$68,031	$100,294	$125,655

Net income for the period	$8,347	$37,809	$37,255	$62,731
Net income per share (basic)	$0.06	$0.28	$0.26	$0.49
Net income per share (diluted)	$0.06	$0.27	$0.26	$0.48
Cash provided by operating activities	$92,792	$79,832	$146,616	$135,898
Cash provided by (used in) investing activities	$(274,838)	$(25,242)	$(396,604)	$65,506
Cash provided by (used in) financing activities	$78,493	$1,853	$84,977	$(8,810)
Weighted average number of common shares outstanding — basic (in thousands)	143,720	133,788	143,546	127,473
Tonnes of ore milled	662,593	679,765	1,338,775	1,351,249
Head grades:
Gold (grams per tonne)	3.09	2.82	2.84	2.91
Silver (grams per tonne)	60.03	68.60	62.35	76.40
Zinc	2.82%	3.44%	3.33%	3.57%
Copper	0.40%	0.32%	0.34%	0.35%
Recovery rates:
Gold	90.45%	91.54%	90.26%	91.09%
Silver	85.92%	87.40%	85.95%	87.41%
Zinc	87.20%	87.60%	88.13%	86.40%
Copper	88.44%	86.40%	87.07%	85.50%
Payable production:
Gold (ounces)	59,452	56,392	110,344	114,980
Silver (ounces in thousands)	956	1,135	1,982	2,532
Zinc (tonnes)	13,863	17,462	33,331	35,406
Copper (tonnes)	2,165	1,689	3,618	3,680
Payable metal sold:
Gold (ounces)	56,650	57,366	108,245	114,124
Silver (ounces in thousands)	955	1,153	1,973	2,777
Zinc (tonnes)	15,260	16,460	33,970	34,227
Copper (tonnes)	2,108	1,988	3,530	3,966
Realized prices:
Gold (per ounce)	$804	$683	$940	$676
Silver (per ounce)	$16.56	$13.28	$18.29	$13.60
Zinc (per tonne)	$1,728	$3,950	$2,169	$3,352
Copper (per tonne)	$8,534	$7,008	$9,349	$6,549
Total cash costs (per ounce):
Production costs	$774	$759	$813	$687
Less: Net byproduct revenues	(671)	(1,396)	(931)	(1,230)
Inventory adjustments	15	(57)	1	58
Non-cash reclamation provision	(5)	(5)	(6)	(5)

Total cash costs (per ounce)	$113	$(699)	$(123)	$(490)

Minesite costs per tonne milled (C$)	$68	$71	$66	$67

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$108,798	$138,381	$100,730	$117,935	$104,812	$108,728	$119,134	$85,398
Production costs	36,456	38,543	36,178	42,810	44,936	42,180	43,651	46,041

Gross profit (exclusive of amortization shown below)	$72,342	$99,838	$64,552	$75,125	$59,876	$66,548	$75,483	$39,357
Amortization	6,119	7,031	6,928	7,094	7,578	6,157	7,030	7,516

Gross profit	$66,223	$92,807	$57,624	$68,031	$52,298	$60,391	$68,453	$31,841

Net income for the period	$45,203	$41,852	$24,922	$37,809	$11,452	$65,162	$28,908	$8,347
Net income per share (basic)	$0.38	$0.35	$0.21	$0.28	$0.08	$0.46	$0.20	$0.06
Net income per share (diluted)	$0.37	$0.34	$0.20	$0.27	$0.08	$0.46	$0.20	$0.06
Cash provided by operating activities	$73,945	$84,501	$56,066	$79,832	$49,946	$43,345	$53,824	$92,792
Cash provided by (used in) investing activities	$(185,498)	$(57,378)	$90,748	$(25,242)	$(213,199)	$(212,570)	$(121,766)	$(274,838)
Cash provided by (used in) financing activities	$2,268	$4,406	$(10,663)	$1,853	$15,361	$124,181	$6,484	$78,493
Weighted average number of common shares outstanding (basic — in thousands)	120,386	120,897	121,159	133,788	135,509	140,618	143,372	143,720

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2008	As at December 31, 2007
ASSETS
Current
Cash and cash equivalents	$148,961	$314,794
Short-term investments	992	78,770
Restricted cash	—	2,455
Trade receivables	81,264	79,419
Inventories:
Ore stockpiles	7,362	5,647
Concentrates	1,733	1,913
Supplies	17,224	15,637
Available-for-sale securities (note 6)	77,520	38,006
Other current assets	56,111	69,453

Total current assets	391,167	606,094

Other assets	15,996	16,436
Future income and mining tax assets	26,392	5,905
Property, plant and mine development	2,543,312	2,107,063

	$2,976,867	$2,735,498

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$171,980	$108,227
Dividends payable	438	26,280

Total current liabilities	172,418	134,507

Long-term debt (note 8)	75,000	—
Reclamation provision and other liabilities	70,477	57,941
Future income and mining tax liabilities	521,638	484,116

Total liabilities	839,533	676,564

SHAREHOLDERS' EQUITY
Common shares
Authorized — unlimited
Issued — 143,752,762 (December 31, 2007 — 142,403,379) (note 4)	1,976,075	1,931,667
Stock options (note 5)	33,986	23,573
Contributed surplus	15,166	15,166
Retained earnings	149,495	112,240
Accumulated other comprehensive loss	(37,388)	(23,712)

Total shareholders' equity	2,137,334	2,058,934

	$2,976,867	$2,735,498

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
REVENUES
Revenues from mining operations	$85,398	$117,935	$204,532	$218,665
Interest and sundry income	2,644	6,071	6,759	11,345
Gain on sale of available-for-sale securities (note 6)	—	1,337	406	3,202

	88,042	125,343	211,697	233,212
COSTS AND EXPENSES
Production	46,041	42,810	89,692	78,988
(Gain) loss on derivative financial instruments	—	(299)	—	5,829
Exploration and corporate development	8,940	9,037	17,838	14,866
Amortization of plant and mine development	7,516	7,094	14,546	14,022
General and administrative	9,759	7,623	29,627	16,676
Provincial capital tax	1,006	1,438	1,875	2,500
Interest	264	970	1,318	1,721
Foreign currency translation loss (gain)	1,163	8,045	(7,726)	6,778

Income before income, mining and federal capital taxes	13,353	48,625	64,527	91,832
Income and mining tax expense	5,006	10,816	27,272	29,101

Net income for the period	$8,347	$37,809	$37,255	$62,731

Net income per share — basic	$0.06	$0.28	$0.26	$0.49

Net income per share — diluted	$0.06	$0.27	$0.26	$0.48

Weighted average number of shares outstanding (in thousands)
Basic	143,720	133,788	143,546	127,473
Diluted	144,856	138,056	144,682	131,741
Comprehensive income:
Net income for the period	$8,347	$37,809	$37,255	$62,731

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities	(4,582)	(5,316)	(13,378)	1,406
Adjustments for derivative instruments maturing during the period	—	406	—	812
Adjustments for realized (loss) on available-for-sale securities due to dispositions during the period	—	(336)	(310)	(1,918)
Amortization of unrecognized gain (loss) on pension liability	8	(4)	16	(8)
Tax effect of other comprehensive income (loss) items	(2)	1	(4)	2

Other comprehensive income (loss) for the period	(4,576)	(5,249)	(13,676)	294

Comprehensive income for the period	$3,771	$32,560	$23,579	$63,025

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Retained earnings
Balance, beginning of period	$141,148	$23,450	$112,240	$3,015
FIN 48 adjustment (note 7)	—	—	—	(4,487)
Net income for the period	8,347	37,809	37,255	62,731

Balance, end of period	$149,495	$61,259	$149,495	$61,259

Accumulated other comprehensive loss
Balance, beginning of period	$(32,812)	$(12,456)	$(23,712)	$(17,999)
Other comprehensive income (loss) for the period	(4,576)	(5,249)	(13,676)	294

Balance, end of period	$(37,388)	$(17,705)	$(37,388)	$(17,705)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating activities
Net income for the period	$8,347	$37,809	$37,255	$62,731
Add (deduct) items not affecting cash:
Amortization of plant and mine development	7,516	7,094	14,546	14,022
Future income and mining taxes	11,175	5,931	26,874	22,261
Unrealized (gain) loss on derivative contracts	—	(705)	—	5,018
Gain on sale of available-for-sale securities	—	(1,337)	(406)	(3,202)
Stock option expense	3,092	1,974	16,005	6,780
Foreign currency translation loss (gain)	1,163	8,045	(7,726)	6,778
Other	725	9,054	310	9,964
Changes in non-cash working capital balances
Trade receivables	12,261	(1,331)	(1,845)	8,476
Income taxes payable	(4,648)	(301)	—	2,890
Other taxes recoverable	(14,144)	(6,376)	(15,461)	(3,207)
Inventories	(3,510)	(3,417)	(3,363)	(6,008)
Other current assets	35,904	(1,773)	28,227	(8,826)
Accounts payable and accrued liabilities	34,911	25,165	52,200	18,221

Cash provided by operating activities	92,792	79,832	146,616	135,898

Investing activities
Additions to property, plant and mine development	(266,593)	(106,416)	(424,623)	(169,390)
Extinguishment of Cumberland gold derivatives	—	—	—	(15,875)
Acquisition of Cumberland Resources Ltd., net of cash acquired of $96,043	—	85,581	—	84,207
Recoverable value added tax on acquisition of Pinos Altos property	—	—	—	9,750
Decrease in short-term investments	38,877	—	77,778	170,042
Proceeds on sale of available-for-sale securities and other	—	507	1,609	3,470
Purchases of available-for-sale securities	(49,473)	(4,914)	(53,823)	(8,179)
Purchase of Stornoway Diamond Corporation debentures	—	—	—	(8,519)
Decrease in restricted cash	2,351	—	2,455	—

Cash provided by (used in) investing activities	(274,838)	(25,242)	(396,604)	65,506

Financing activities
Dividends paid	—	—	(23,779)	(13,406)
Long-term debt	75,000	—	75,000	—
Proceeds from common shares issued	3,493	1,853	33,756	4,596

Cash provided by (used in) financing activities	78,493	1,853	84,977	(8,810)

Effect of exchange rate changes on cash and cash equivalents	315	11,276	(822)	14,165

Net increase (decrease) in cash and cash equivalents during the period	(103,238)	67,719	(165,833)	206,759
Cash and cash equivalents, beginning of period	252,199	427,615	314,794	288,575

Cash and cash equivalents, end of period	$148,961	$495,334	$148,961	$495,334

Other operating cash flow information:
Interest paid during the period	$18	$540	$702	$1,129

Income, mining and capital taxes paid during the period	$—	$3,112	$—	$3,137

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2008

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2008 and the results of operations and cash flows for the three and six months ended June 30, 2008, and 2007.

  Operating results for the three and six-months periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2007 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2007.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2007 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Interpretation No. 157, Fair Value Measurement and the FASB Interpretation No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.

  Recently Adopted Accounting Pronouncements

  In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for Agnico-Eagle Mines ("the Company") fiscal year beginning January 1, 2009.

  The three levels of the fair value hierarchy under FAS 157 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Fair value at June 30, 2008
Assets:
	Total	Level 1	Level 2	Level 3
Cash equivalents	73,988	—	73,988	—
Short-term investments	992	—	992	—
Marketable equity securities	77,520	77,520	—	—

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. The short-term investments are market securities with remaining maturities of over three months at the date of purchase. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

  The Company's marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

  In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any additional items.

  Recently Issued Accounting Pronouncements and Developments

  In March 2008, the FASB issued FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161") which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for the Company's fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company's derivative instrument disclosures.

  In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classified nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividend declared in the Company's fiscal year beginning January 1, 2008. The adoption of this statement has currently no effect on the Company's consolidated financial position, results of operations or cash flow.

4.     CAPITAL STOCK

  For the second quarter of 2007, the Company's warrants were dilutive and were included in the calculation of diluted net income per share. There were no outstanding warrants in the second quarter of 2008.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2008 were exercised:

Common shares outstanding at June 30, 2008	143,752,762
Employees' stock options	4,826,065

148,578,827

  During the six-month period ended June 30, 2008, 1,248,459 (2007 — 137,040) employee stock options were exercised for cash of $30.5 million (2007 — $2.2 million), 2,520,000 (2007 — 1,325,000) options were granted with a weighted average exercise price of C$55.06 (2007 — C$47.18) and 55,400 (2007 — 36,900) options were cancelled with a weighted average exercise price of C$49.42 (2007 — C$18.10).

  During the three-month period ended June 30, 2008, 26,790 (2007 — 33,165) employee stock options were exercised for cash of $1.1 million (2007 — $0.6 million), 115,000 (2007 — 130,000) options were granted with a weighted average exercise price of C$66.43 (2007 — C$38.79) and 100 (2007 — 25,400) options were cancelled with a weighted average exercise price of C$8.25 (2007 — 19.09).

  The following table illustrates the changes in share capital for the six months ended June 30, 2008:

	Shares	Amount
Balance, beginning of period	142,403,379	$1,931,667
Shares issued under Employee Stock Option Plan	1,248,459	37,427
Shares issued under Incentive Share Purchase Plan	70,525	4,892
Shares issued under Dividend Reinvestment Plan	30,399	2,089

Balance, end of period	143,752,762	$1,976,075

5.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Six months ended June 30, 2008
	# of Options	Weighted average exercise price
Outstanding, beginning of period	3,609,924	C$	30.34
Granted	2,520,000	C$	55.06
Exercised	(1,248,459)	C$	24.78
Cancelled	(55,400)	C$	49.42

Outstanding, end of period	4,826,065	C$	44.47

Options exercisable at end of period	1,930,315	C$	36.60

  For the first six months of 2008 and 2007, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007
Risk-free interest rate	3.66%	4.01%
Expected life of options (in years)	2.5	2.5
Expected volatility of Agnico-Eagle's share price	44.6%	37.7%
Expected dividend yield	0.22%	0.29%

6.     AVAILABLE-FOR-SALE SECURITIES

  During the quarter, the Company received proceeds of nil (2007 — $1.8 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of nil (2007 — $1.3 million).

  During the first half of 2008, the Company received proceeds of $1.6 million (2007 — $4.2 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $0.4 million (2007 — $3.2 million).

  Available-for-sale securities are carried at fair value and comprise the following:

	At end June 30, 2008	At end December 31, 2007
Cost	$97,619	$44,401
Unrealized gains	2,504	4,933
Unrealized losses	(22,603)	(11,328)

Estimated fair value of available-for-sale securities	$77,520	$38,006

  During the quarter, the Company purchased 5,524,862 common shares, of Gold Eagle for cash consideration of C$9.05 per share, or $49.4 million.

7.     INCOME TAXES

  The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of this interpretation, future tax assets and retained earnings decreased by $4.5 million. There was no change in unrecognized tax benefit in the current quarter. The full amount of unrecognized tax liability of $3.4 million, if recognized, would reduce our annual effective tax rate. We do not expect our unrecognized tax liability to change significantly over the next 12 months. The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico and Finland, each with varying statutes of limitations. The 1998 through 2007 tax years generally remain subject to examination. Interest and penalty on underpayment of income taxes are classified as interest expense.

8.     LONG-TERM DEBT

  At June 30, 2008, the Company's $300 million revolving credit facility was drawn down by $75 million. This withdrawal, together with outstanding letters of credit, decreased the amounts available under the facility such that $205 million was available for future draw downs at June 30, 2008.

9.     CONTINGENCIES

  The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter, and therefore, no provision for this contingency has been recorded.

  The Company is involved in a legal proceeding in Sweden relating to the compulsory acquisition procedures under Swedish law and the Company has been required to provide financial assurance in the form of a bank guarantee. As of June 30, 2008, the amount of this guarantee was $3.4 million.

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2008, the total amount of these guarantees was $22.7 million.

  The Company has a royalty agreement with the Finnish Government relating to the Kittila mining operation. Starting 12 months after the mining operations commences, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

10.   SUBSEQUENT EVENTS

  On July 16, 2008, the Company agreed to purchase 7,628,571 common shares, or approximately 14.5%, of Comaplex Minerals Corp. ("Comaplex") from Troy Resources NL ("Troy") in a private transaction for cash consideration of C$6.15 per share, or C$46.9 million in cash. After closing the transaction, the Company's interest in Comaplex is 8,228,571 common shares (approximately 15.6% of the outstanding common shares), which the Company believes would make it the largest single shareholder of Comaplex. The Company has also agreed that, if it acquires a majority interest in Comaplex by take-over bid, amalgamation or arrangement within 18 months of the agreement, the Company will pay Troy the difference between the final purchase price per share and the transaction price of C$6.15 per share.

  On July 15, 2008, the Company withdrew $75 million from the revolving credit facility decreasing the amount available under the facility to $130 million.

  As of June 30, 2008, the Company held convertible debentures in Stornoway Diamond Corporation ("Stornoway") with the total principal amount of C$10 million. On July 16, 2008, the Company made a C$11 million investment in Stornoway through a private placement, purchasing 12,222,222 common shares, of Stornoway for a consideration of C$0.90 per share. The proceeds of the private placement were used to redeem the principal amount of the convertible debentures and a C$1 million early redemption payment.

11.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 interim consolidated financial statements.

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QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)